NO ACT

PE 1-7-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010725

March 5, 2010

Jennifer F. Jett
Assistant Secretary
and Senior Counsel
Sempra Energy
101 Ash Street
San Diego, CA 92101

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-10

Re: Sempra Energy
Incoming letter dated January 7, 2010

Dear Ms. Jett:

This is in response to your letters dated January 7, 2010, January 28, 2010, February 16, 2010, and February 23, 2010 concerning the shareholder proposal submitted to Sempra by Marta E. Harris. We also have received letters from the proponent dated January 18, 2010, February 11, 2010, and February 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Marta E. Harris

March 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated January 7, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sempra relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Jennifer Jett
Assistant Secretary
and Senior Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619-696-4316
Fax: 619-696-4488
jjett@sempra.com

February 23, 2010

Securities Exchange Act of 1934
Rules 14a-8(b) and (f) and 14a-8(i)(10)

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Sempra Energy Response to February 20, 2010 Letter to the Staff from Shareholder Proposal Proponent*

Dear Ladies and Gentlemen:

Ms. Harris's most recent letter to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 20, 2010 fails to directly address the facts that we set forth in our letter to the Staff dated February 16, 2010 and the grounds upon which we intend to omit her proposal from our 2010 proxy materials.

Please refer to our original no-action request to the Staff dated January 7, 2010, our subsequent letter to the Staff dated January 28, 2010 and our most recent letter to the Staff dated February 16, 2010 for a detailed account of why we plan to omit Mr. Harris's proposal.

On February 20, 2010, Ms. Harris, submitted her third letter to the SEC, attached hereto as Exhibit A. Such letter was virtually identical to her February 11, 2010 letter with the exception of the following two statements:

1) "The company claims The Corporate Library is wrong but has not shown any conviction in its claim by asking The Corporate Library to change its report."

2) "The company has even displayed ignorance of The Corporate Library at its annual meeting. Donald Felsinger, the Chairman of the Board, announced at an annual meeting that The Corporate Library gave Sempra a "B" rating. He was then corrected by a shareholder in the audience who disclosed that Sempra's rating had fallen to a "D" rating according to the most recent report."

Misinformation provided by The Corporate Library

The fact of the matter is: The Corporate Library has provided its subscribers with inaccurate information. We are not Corporate Library subscribers, and we do not have regular access to their data. We get one report from them each year and we are not asked to provide them with feedback. It is The Corporate Library's responsibility to ensure that they gather and report accurate information. The Corporate Library, like our shareholders and the general public, has access to our website where we post governance materials, including our articles of incorporation and our bylaws. Copies of both are attached hereto as Exhibit A and Exhibit B, respectively. We are not responsible for making sure The Corporate Library provides their subscribers with accurate information.

That being said, we have, on at least one occasion, reached out to The Corporate Library in an attempt to correct certain misinformation, including an incorrect listing of our Chief Executive Officer's name. While we are not obligated to do so, we intend to contact The Corporate Library and inform them that their most recent report has numerous pieces of outdated or inaccurate information, including the reference to supermajority voting requirements.

To reiterate: *we have already eliminated supermajority voting provisions in our articles of incorporation and our bylaws.*

Sempra Energy's "ignorance" of The Corporate Library's "D" rating

Mr. Felsinger reported at last year's annual meeting that we had a "B" rating from The Corporate Library. A shareholder, and likely Corporate Library subscriber, pointed out that The Corporate Library had changed our rating to a "D."

On April 13, 2009, approximately two weeks before our annual meeting and upon our request, we received a current copy of our corporate rating report from The Corporate

Library. That report showed our rating as a "B" and indicated that the last data update was April 7, 2009. Then, on April 22, 2009, only eight days before our annual meeting, The Corporate Library updated its report changing our rating from a "B" to a "D." Because we are not Corporate Library subscribers, we received no notice of a rating change. On May 1, 2009, we requested and received an updated report from The Corporate Library showing the rating change date as April 7, 2009. We have since received their apology for not reporting the April 7 rating change in the report we received on April 13, 2009.

Regardless of any misquote at last year's annual meeting, the fact remains that The Corporate Library's data regarding supermajority voting requirements is inaccurate. On several occasions we provided Ms. Harris with documentation showing that her proposal already had been implemented, and we informed her that The Corporate Library report contained inaccurate information. If Ms. Harris has concerns regarding the accuracy of The Corporate Library's data, she should address those concerns directly with The Corporate Library.

We have spent a significant amount of time and effort to inform Ms. Harris, and advise the Staff, regarding the Rule 14a-8 grounds upon which we intend to omit Ms. Harris's proposal from our 2010 proxy materials. As mentioned above, Ms. Harris's most recent letter fails to directly address such grounds.

Again, based upon: (i) Ms. Harris's failure to provide sufficient evidence demonstrating that she owned the requisite number of our shares and (ii) the fact that Ms. Harris's proposal already was fully implemented in 2008, we renew our request that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials.

Pursuant to Rule 14a-8(j), a copy of this letter and its attachments is being mailed (via email and hard copy) on this date to Ms. Harris.

Thank you for your consideration of this request. If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619-696-4316.

Sincerely,
/s/ Jennifer F. Jett
Jennifer F. Jett

Enclosures
cc: Marta E. Harris

EXHIBIT A

February 20, 2010 Letter to the Staff from Marta E. Harris

(attached)

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Sempra Energy (SRE)
Simple Majority Vote

Ladies and Gentlemen:

This further responds to the January 7, 2010 no action request, supplemented January 28, 2010 and February 16, 2010.

The company requested a broker letter and included the an exhibit that stated, "The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank." This quoted text was from the section highlighted by the company.

Accordingly the broker letter was forwarded and the company had no further correspondence. Thus it was concluded that this matter was settled. The company no action request does not claim that the company failed to receive a broker letter according to the above instructions.

Additionally the company was silent on whether any Staff Reply Letters gave further guidance on the method of ownership substantiation.

The company claim about the broker letter ignores the fact that it is signed by Sage-Point Financial, Inc., member FINRA/SIPC.

Attached is an exhibit from The Corporate Library that shows supermajority voting provisions. The company claims The Corporate Library is wrong but has not shown any conviction in its claim by asking The Corporate Library to change its report.

The company has even displayed ignorance of The Corporate Library at its annual meeting. Donald Felsinger, the Chairman of the Board, announced at an annual meeting that The Corporate Library gave Sempra a "B" rating. He was then corrected by a shareholder in the audience who disclosed that Sempra's rating had fallen to a "D" rating according to the most recent report.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

Marta E. Harris

cc:
Jennifer Jett <jjett@sempra.com>

EXHIBIT B

Sempra Energy Articles of Incorporation

(attached)

A0677421

AMENDED AND RESTATED

ARTICLES OF INCOPORATION

OF

SEMPRA ENERGY

Javade Chaudhri and Randall L. Clark certify that:

1. They are an Executive Vice President and the Corporate Secretary, respectively, of Sempra Energy, a California corporation.

2. The Articles of Incorporation of Sempra Energy are amended and restated to read in full as set forth on Exhibit A hereto, which is incorporated by this reference as if fully set forth herein.

3. The amendment and restatement has been approved by the board of directors.

4. The amendment and restatement has been approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation entitled to vote on the amendment and restatement was 262,832,118 shares of Common Stock. The number of shares voting in favor of the amendment and restatement equaled or exceeded the vote required. The percentage vote required was not less than 66 2/3% of the outstanding shares of Common Stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: May 22, 2008

Javade Chaudhri
Executive Vice President

Randall L. Clark
Secretary

Exhibit A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SEMPRA ENERGY

ARTICLE I

NAME

The name of the corporation is Sempra Energy (the *"Corporation"*).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of California (the *"General Corporation Law"*), other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

CAPITAL STOCK

1. The total number of shares of all classes of stock that the Corporation is authorized to issue is 800,000,000, of which 750,000,000 shall be shares of common stock, no par value *("Common Stock")*, and 50,000,000 shall be shares of preferred stock *("Preferred Stock")*. The Preferred Stock may be issued in one or more series.

2. The board of directors of the Corporation (the *"Board"*) is authorized (a) to fix the number of shares of Preferred Stock of any series; (b) to determine the designation of any such series; (c) to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series; and (d) to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series.

3. Sections 502 and 503 of the General Corporation Law shall not apply to distributions on Common Stock or Preferred Stock.

ARTICLE IV

DIRECTORS

1. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Each director elected after May 8, 2006 shall be elected to hold office until the next annual meeting of shareholders.

2. Vacancies in the Board, including, without limitation, vacancies created by the removal of any director, may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director.

ARTICLE V

CUMULATIVE VOTING

No shareholder may cumulate votes in the election of directors. This Article V shall become effective only when the Corporation becomes a "listed corporation" within the meaning of Section 301.5 of the General Corporation Law.

ARTICLE VI

ACTION BY SHAREHOLDERS

Unless the Board of Directors, by a resolution adopted by two-thirds of the authorized number of directors, waives the provisions of this Article in any particular circumstance, any action required or permitted to be taken by shareholders of the Corporation must be taken either at (i) a duly called annual or special meeting of shareholders of the Corporation or (ii) by the unanimous written consent of all of the shareholders.

ARTICLE VII

LIABILITY OF DIRECTORS FOR MONETARY DAMAGES: INDEMNIFICATION OF AND INSURANCE FOR CORPORATE AGENTS

1. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

2. The Corporation shall have the power, by bylaw, agreement or otherwise, to provide indemnification of agents (as defined in Section 317 of the General Corporation Law) of the corporation to the fullest extent permissible under California law and in excess of that expressly permitted under Section 317 of the General Corporation Law, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law.

3. The Corporation shall have the power to purchase and maintain insurance on behalf of any agent (as defined in Section 317 of the General Corporation Law) of the Corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such to the fullest extent permissible under California law and whether or not the corporation would have the power to indemnify the agent under Section 317 of the General Corporation Law or these articles of incorporation.

ARTICLE VIII

BYLAWS

The Board of Directors is expressly authorized to make, amend or repeal the bylaws of the Corporation, without any action on the part of the shareholders, except as otherwise required by the General Corporation Law, solely by the affirmative vote of at least two-thirds of the authorized number of directors. The bylaws may also be amended or repealed by the shareholders by the approval of the outstanding shares of the Corporation.


OFFICE OF THE
SECRETARY OF STATE

Included in 2008 Proxy Statement

APPENDIX B

Proposed Amended and Restated Articles of Incorporation

Words that are underscored are additions and words that are lined through are deletions from the current Articles of Incorporation.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SEMPRA ENERGY

ARTICLE I

NAME

The name of the corporation is Sempra Energy (the "*Corporation*").

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of California (the *"General Corporation Law"),* other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

CAPITAL STOCK

1. The total number of shares of all classes of stock that the Corporation is authorized to issue is 800,000,000, of which 750,000,000 shall be shares of common stock, no par value *("Common Stock"),* and 50,000,000 shall be shares of preferred stock *("Preferred Stock").* The Preferred Stock may be issued in one or more series.

2. The board of directors of the Corporation (the *"Board")* is authorized (a) to fix the number of shares of Preferred Stock of any series; (b) to determine the designation of any such series; (c) to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series; and (d) to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series.

3. Sections 502 and 503 of the General Corporation Law shall not apply to distributions on Common Stock or Preferred Stock.

ARTICLE IV

DIRECTORS

~~1. The exact number of directors comprising the entire Board shall be fixed from time to time by resolution of the Board, or by a bylaw or amendment thereof duly adopted by the Board or approved by not less than two-thirds of the outstanding shares entitled to vote generally in election of Directors~~.

1.~~2.~~ Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Each director elected after May 8, 2006 shall be elected to hold office until the next annual meeting of shareholders.

2.~~3.~~ Vacancies in the Board, including, without limitation, vacancies created by the removal of any director, may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director.

ARTICLE V

CUMULATIVE VOTING

No shareholder may cumulate votes in the election of directors. This Article V shall become effective only when the Corporation becomes a "listed corporation" within the meaning of Section 301.5 of the General Corporation Law.

ARTICLE VI

ACTION BY SHAREHOLDERS

Unless the Board of Directors, by a resolution adopted by two-thirds of the authorized number of directors, waives the provisions of this Article in any particular circumstance, any action required or permitted to be taken by shareholders of the Corporation must be taken either at (i) a duly called annual or special meeting of shareholders of the Corporation or (ii) by the unanimous written consent of all of the shareholders.

ARTICLE VII

LIABILITY OF DIRECTORS FOR MONETARY DAMAGES: INDEMNIFICATION OF AND INSURANCE FOR CORPORATE AGENTS

1. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

2. The Corporation shall have the power, by bylaw, agreement or otherwise, to provide indemnification of agents (as defined in Section 317 of the General Corporation Law) of the corporation to the fullest extent permissible under California law and in excess of that expressly permitted under Section 317 of the General Corporation Law, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law.

3. The Corporation shall have the power to purchase and maintain insurance on behalf of any agent (as defined in Section 317 of the General Corporation Law) of the Corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such to the fullest extent permissible under California law and whether or not the corporation would have the power to indemnify the agent under Section 317 of the General Corporation Law or these articles of incorporation.

ARTICLE VIII

BY-LAWS

The Board of Directors is expressly authorized to make, amend or repeal the bylaws of the Corporation, without any action on the part of the shareholders, except as otherwise required by the General Corporation Law, solely by the affirmative vote of at least two-thirds of the authorized number of directors. The bylaws may also be amended or repealed by the shareholders, ~~but only by the affirmative vote of the holders of shares representing at least two-thirds~~ by the approval of the outstanding shares of the Corporation. ~~entitled to vote generally in election of Directors.~~

~~ARTICLE IX~~

~~AMENDMENT~~

~~The amendment or repeal of Articles IV, V, VI, VII, VIII and IX shall require the approval of not less than two-thirds of the outstanding shares entitled to vote generally in election of Directors.~~

EXHIBIT C

Sempra Energy Bylaws

(attached)

SEMPRA ENERGY

BYLAWS
(As Amended Through May 23, 2008)

ARTICLE I

CORPORATE MANAGEMENT

The business and affairs of Sempra Energy (the "*Corporation*") shall be managed, and all corporate powers shall be exercised by or under the direction of the board of directors of the Corporation (the "*Board*"), subject to the Articles of Incorporation and the General Corporation Law of the State of California (the "*General Corporation Law*").

ARTICLE II

OFFICERS

1. *Designation*. The officers of the Corporation shall consist of a Chairman of the Board (the "*Chairman*"), a Vice Chairman of the Board (the "*Vice Chairman*"), a Chief Executive Officer or a President, or both, a Chief Operating Officer, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, a Controller, one or more Assistant Controllers, and such other officers as the Board may from time to time elect. In addition to any such appointments that may be made by the Board, the Chairman shall also have the authority to appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and other assistant officer positions as the Chairman determines to be advisable. Any two or more offices may be held by the same person.

2. *Term*. The officers shall be elected by the Board as soon as possible after the Annual Meeting of the Shareholders, and shall hold office for one year or until their successors are duly elected. Any officers may be removed from office at any time, with or without cause, by the vote of a majority of the authorized number of Directors. The Board may fill vacancies or elect new officers at any time. In the case of Assistant Secretaries, Assistant Treasurers, Assistant Controllers and other assistant officer positions, the Chairman may also remove any officers from such offices at any time, with or without cause.

3. *Chairman*. The Chairman shall be a Director and shall preside at meetings of the Board and meetings of the Shareholders. The Chairman shall be responsible for Board and Shareholder governance and, in addition to the assistant officer appointment powers set forth above, shall have such duties and responsibilities as are customarily assigned to such position.

4. *Vice Chairman.* The Vice Chairman shall be a Director and, in the absence of the Chairman, shall preside at meetings of the Board and meetings of Shareholders. The Vice Chairman shall assist the Chairman in his or her responsibility for Board and Shareholder governance and shall have such duties as are customarily assigned to such position.

5. *Chief Executive Officer.* The duties of the Chief Executive Officer of the Corporation shall include, but not be limited to, directing the overall business, affairs and operations of the Corporation, through its officers, all of whom shall report directly or indirectly to the Office of the Chairman or, if there is no Office of the Chairman, to the Chief Executive Officer.

6. *President.* The duties of the President of the Corporation shall include, but not be limited to, assisting the Chief Executive Officer (to the extent the President is not also the Chief Executive Officer) in directing the overall business, affairs and operations of the Corporation.

7. *Chief Operating Officer.* The duties of the Chief Operating Officer of the Corporation shall include, but not be limited to, directing the day-to-day business, affairs and operations of the Corporation, under the supervision of the Chief Executive Officer and (to the extent the Chief Executive Officer is not also the President) the President.

8. *Vice Presidents.* The Vice Presidents, one of whom shall be the chief financial officer, shall have such duties as the Chief Executive Officer or the Board shall designate.

9. *Chief Financial Officer.* The Chief Financial Officer shall be responsible for the issuance of securities and the management of the Corporation's cash, receivables and temporary investments.

10. *Secretary and Assistant Secretary.* The Secretary shall attend all meetings of the Shareholders and the Board, keep a true and accurate record of the proceedings of all such meetings and attest the same by his or her signature, have charge of all books, documents and papers which appertain to the office, have custody of the corporate seal and affix it to all papers and documents requiring sealing, give all notices of meetings, have the custody of the books of stock certificates and transfers, issue all stock certificates, and perform all other duties usually appertaining to the office and all duties designated by the bylaws, the Chief Executive Officer or the Board. In the absence of the Secretary, any Assistant Secretary may perform the duties and shall have the powers of the Secretary.

11. *Treasurer and Assistant Treasurer.* The Treasurer shall perform all duties usually appertaining to the office and all duties designated by the Chief Executive Officer or the Board. In the absence of the Treasurer, any Assistant Treasurer may perform the duties and shall have all the powers of the Treasurer.

12. *Controller and Assistant Controller.* The Controller shall be responsible for establishing financial control policies for the Corporation, shall be its principal accounting officer, and shall perform all duties usually appertaining to the office and all duties designated by

the Chief Executive Officer or the Board. In the absence of the Controller, any Assistant Controller may perform the duties and shall have all the powers of the Controller.

ARTICLE III

DIRECTORS

1. *Number.* The Board shall consist of not less than nine nor more than seventeen Directors. The exact number of Directors shall be fixed from time to time, within the limits specified, by approval of the Board or the shareholders.

2. *Election.* In any election of directors of the Corporation that is not an uncontested election, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by those shares, shall be elected and votes against the director and votes withheld shall have no legal effect.

In any uncontested election of directors of the Corporation, approval of the shareholders (as defined in Section 153 of the General Corporation Law) shall be required to elect a director. If an incumbent director fails to be elected by approval of the shareholders in an uncontested election then, unless the incumbent director has earlier resigned, the term of the incumbent director shall end on the date that is the earlier of (a) 90 days after the date on which the voting results of the election are determined pursuant to Section 707 of the General Corporation Law, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Section 3 of these Bylaws and Section 305 of the General Corporation Law.

An "uncontested election" means an election of directors of the Corporation in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election, determined (a) in the case of an Annual Meeting of Shareholders at the expiration of the time fixed under Section 1(b) of Article V of these Bylaws requiring advance notification of director candidates and (b) in the case of a Special Meeting of Shareholders at the date notice is given of the meeting or a time fixed by the Board that is not more than 14 days before that notice is given.

3. *Vacancies.* Vacancies in the Board may be filled as set forth in the Articles of Incorporation.

4. *Compensation.* Members of the Board shall receive such compensation as the Board may from time to time determine.

5. *Regular Meetings.* A regular meeting of the Board shall be held immediately after each Annual Meeting of Shareholders. Other regular meetings of the Board shall be held on such dates and at such times and places as may be designated by resolution of the Board. Notice of regular meetings of the Board need not otherwise be given to Directors.

6. *Special Meetings.* Special meetings of the Board may be called at any time by the Chairman, the Vice Chairman, the Chief Executive Officer, the President or a majority of the authorized number of Directors. Notice shall be given to each Director of the date, time and place of each special meeting of the Board. If given by mail, such notice shall be mailed to each Director at least four days before the date of such meeting. If given personally or by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), telegraph, facsimile, electronic mail or other electronic means, such notice shall be given to each Director at least 24 hours before the time of such meeting. Notice of a meeting need not be given to any Director who signs a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Director.

7. *Quorum.* A majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, and every act or decision of a majority of the Directors present at a meeting at which a quorum is present shall be valid as the act of the Board, provided that a meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for such meeting. A majority of Directors present at any meeting, in the absence of a quorum, may adjourn to another time.

8. *Action Upon Consent.* Any action required or permitted to be taken by the Board may be taken without a meeting, if all members of the Board shall individually or collectively consent in writing to such action.

9. *Tele-conference, Video Participation.* Members of the Board may participate in a meeting through use of conference telephone or electronic video screen communication, so long as all members participating in the meeting can hear one another. Such participation constitutes presence in person at the meeting.

10. *Directors Emeritus.* The Board may from time to time elect one or more Directors Emeritus. Each Director Emeritus shall have the privilege of attending meetings of the Board, upon invitation of the Chairman, the Vice Chairman, the Chief Executive Officer or the President. No Director Emeritus shall be entitled to vote on any business coming before the Board or be counted as a member of the Board for any purpose whatsoever.

ARTICLE IV

COMMITTEES

1. *Committees.* The Board may appoint one or more committees, each consisting of two or more directors, to serve at the pleasure of the Board. The Board may delegate to such committees any or all of the authority of the Board except with respect to:

(a) The approval of any action which also requires the approval of Shareholders or approval of the outstanding shares;

(b) The filling of vacancies on the Board or on any committee;

(c) The fixing of compensation of the Directors for serving on the Board or on any committee;

(d) The amendment or repeal of bylaws or the adoption of new bylaws;

(e) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(f) A distribution to the Shareholders, except in a periodic amount or within a price range set forth in the Articles of Incorporation or determined by the Board; and

(g) The appointment of other committees of the Board or the members thereof.

Any such committee, or any member, must be appointed by resolution adopted by a majority of the exact number of authorized directors as specified in Section 1 of Article III.

2. *Notice of Meetings.* Unless the Board shall establish different requirements for the giving of notice of committee meetings, notice of each meeting of any committee of the Board shall be given to each member of such committee, and the giving of such notice shall be subject to the same requirements as the giving of notice of special meetings of the Board, except that notice of regular meetings of any committee for which the date, time and place has been previously designated by resolution of the committee need not otherwise be given to members of the Committee.

3. *Conduct of Meetings.* The provisions of these bylaws with respect to the conduct of meetings of the Board shall govern the conduct of committee meetings. Written minutes shall be kept of all committee meetings.

ARTICLE V

SHAREHOLDER MEETINGS

1. *Annual Meeting.*

(a) An Annual Meeting of Shareholders shall be held each year on such date and at such time as may be designated by resolution of the Board.

(b) At an Annual Meeting of Shareholders, only such business shall be conducted as shall have been properly brought before the Annual Meeting. To be properly brought before an Annual Meeting, business must be (i) specified in the notice of the Annual Meeting (or at any supplement thereto) given by or at the direction of the Board or (ii) otherwise properly brought before the Annual Meeting by a Shareholder. For business to be properly brought before an Annual Meeting by a Shareholder, including the nomination of any person (other than a person nominated by or at the direction of the Board) for election to the Board, the Shareholder must have given timely and proper written notice to the Secretary of the Corporation. To be timely, the Shareholder's written notice must be received at the principal executive office of the Corporation not less than 90 nor more than 120 days in advance of the date corresponding to the date of the last Annual Meeting of Shareholders; provided, however, that in the event the Annual Meeting to which the Shareholder's written notice relates is to be held on a date that differs by more than 60 days from the date of the last Annual Meeting of Shareholders, the Shareholder's written notice to be timely must be so received not later than the close of business on the tenth day following the date on which public disclosure of the date of the Annual Meeting is made or given to Shareholders. To be proper, the Shareholder's written notice must set forth as to each matter the Shareholder proposes to bring before the Annual Meeting (w) a brief description of the business desired to be brought before the Annual Meeting, (x) the name and address of the Shareholder as they appear on the Corporation's books, (y) the class and number of shares of the Corporation that are beneficially owned by the Shareholder, and (z) any material interest of the Shareholder in such business. In addition, if the Shareholder's written notice relates to the nomination at the Annual Meeting of any person for election to the Board, such notice to be proper must also set forth (A) the name, age, business address and residence address of each person to be so nominated, (B) the principal occupation or employment of each such person, (C) the number of shares of capital stock of the Corporation beneficially owned by each such person, and (D) such other information concerning each such person as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such person as a Director, and must be accompanied by a consent, signed by each such person, to serve as a Director of the Corporation if elected. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an Annual Meeting except in accordance with the procedures set forth in this Section.

2. *Special Meetings.* Special meetings of the Shareholders for any purpose whatsoever may be called at any time by the Chairman, the Vice Chairman, the Chief Executive Officer, the President or the Board, or by one or more Shareholders holding not less than one-tenth of the voting power of the Corporation. Within five business days after receiving such a written request from Shareholders of the corporation, the Board shall determine whether such

Shareholders own not less than one-tenth of the voting power of the Corporation and notify the requesting party or parties of its findings.

3. *Place of Meetings.* All meetings of the Shareholders shall be held at the principal office of the Corporation in San Diego, California, or at such other locations as may be designated by the Board.

4. *Notice of Meetings.* Written notice shall be given to each Shareholder entitled to vote of the date, time, place and general purpose of each meeting of Shareholders. Notice may be given personally, or by mail, or by telegram, charges prepaid, to the Shareholder's address appearing on the books of the Corporation. If a Shareholder supplies no address to the Corporation, notice shall be deemed to be given if mailed to the place where the principal office of the Corporation is situated, or published at least once in some newspaper of general circulation in the county of said principal office. Notice of any meeting shall be sent to each Shareholder entitled thereto not less than 10 nor more than 60 days before such meeting.

5. *Voting.* The Board may fix a time in the future not less than 10 nor more than 60 days preceding the date of any meeting of Shareholders, or not more than 60 days preceding the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case only Shareholders of record at the close of business on the date so fixed shall be entitled to notice of and to vote at such meeting or to receive such dividend, distribution or an allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as aforesaid. The Board may close the books of the Corporation against any transfer of shares during the whole or any part of such period.

6. *Quorum.* At any Shareholders' meeting a majority of the shares entitled to vote must be represented in order to constitute a quorum for the transaction of business, but a majority of the shares present, or represented by proxy, though less than a quorum, may adjourn the meeting to some other date, and from day to day or from time to time thereafter until a quorum is present.

7. *Confidential Voting.* Each Shareholder of the Corporation shall be entitled to elect voting confidentiality as provided in this Section on all matters submitted to Shareholders by the Board and each form of proxy, consent, ballot or other written voting instruction distributed to the Shareholders shall include a check box or other appropriate mechanism by which Shareholders who desire to do so may so elect voting confidentiality. All inspectors of election, vote tabulators and other persons appointed or engaged by or on behalf of the Corporation to process voting instructions (none of whom shall be a Director or officer of the Corporation or any of its affiliates) shall be advised of and instructed to comply with this Section and, except as required or permitted hereby, not at any time to disclose to any person (except to other persons engaged in processing voting instructions), the identity and individual vote of any

Shareholder electing voting confidentiality; provided, however, that voting confidentiality shall not apply and the name and individual vote of any Shareholder may be disclosed to the Corporation or to any person (i) to the extent that such disclosure is required by applicable law or is appropriate to assert or defend any claim relating to voting or (ii) with respect to any matter for which votes of Shareholders are solicited in opposition to any of the nominees or the recommendations of the Board unless the persons engaged in such opposition solicitation provide Shareholders of the Corporation with voting confidentiality (which, if not otherwise provided, will be requested by the Corporation) comparable in the opinion of the Corporation to the voting confidentiality provided by this Section.

ARTICLE VI

CERTIFICATES FOR SHARES

1. *Form.* Certificates for shares of the Corporation shall state the name of the registered holder of the shares represented thereby, and shall be signed by the Chairman, the Vice Chairman, the Chief Executive Officer, the President or a Vice President, and by the Secretary or an Assistant Secretary. Any such signature may be by facsimile thereof.

2. *Surrender.* Upon a surrender to the Secretary, or to a transfer agent or transfer clerk of the Corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the party entitled thereto, cancel the old certificate and record the transaction upon its books.

3. *Right of Transfer.* When a transfer of shares on the books is requested and there is a reasonable doubt as to the rights of the persons seeking such transfer, the Corporation, or its transfer agent or transfer clerk, before entering the transfer of the shares on its books or issuing any certificate therefor, may require from such person reasonable proof of his or her rights, and if there remains a reasonable doubt in respect thereto, may refuse a transfer unless such person shall give adequate security or a bond of indemnity executed by a corporate surety, or by two individual sureties, satisfactory to the Corporation as to form, amount and responsibility of sureties.

4. *Conflicting Claims.* The Corporation shall be entitled to treat the holder of record of any shares as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of California.

5. *Loss, Theft and Destruction.* In the case of the alleged loss, theft or destruction of any certificate for shares, another may be issued in its place as follows: (a) the owner of the lost, stolen or destroyed certificate shall file with the transfer agent of the Corporation a duly executed Affidavit or Loss and Indemnity Agreement and Certificate of Coverage, accompanied by a check representing the cost of the bond as outlined in any blanket lost securities and avoid

administration bond previously approved by the Directors of the Corporation and executed by a surety company satisfactory to them, which bond shall indemnify the Corporation, its transfer agents and registrars; or (b) the Board may, in its discretion, authorize the issuance of a new certificate to replace a lost, stolen or destroyed certificate on such other terms and conditions as it may determine to be reasonable.

ARTICLE VII

INDEMNIFICATION OF CORPORATE AGENTS

1. *Definitions*. For the purposes of this Article, "agent" means any person who (i) is or was a Director, Officer, employee or other agent of the Corporation, (ii) or is or was serving at the request of the Corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (iii) was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Sections 4 or 5(c) of this Article.

2. *Indemnification for Third Party Actions*. The Corporation shall indemnify any person who is or was a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. The termination of any proceeding by judgment, order, settlement conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the Corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

3. *Indemnification for Derivative Actions*. The Corporation shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of the Corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interests of the Corporation and its Shareholders. No indemnification shall be made under this Section (a) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation in the performance of such person's duty to the Corporation and its Shareholders, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the

circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine; (b) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (c) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

4. *Successful Defense.* Notwithstanding any other provision of this Article, to the extent that an agent of the Corporation has been successful on the merits or otherwise (including the dismissal of an action without prejudice or the settlement of a proceeding or action without admission of liability) in defense of any proceeding referred to in Sections 2 or 3 of this Article, or in defense of any claim, issue or matter therein, the agent shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the agent in connection therewith.

5. *Discretionary Indemnification.* Except as provided in Section 4, any indemnification under Section 3 of this Article shall be made by the Corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Section 3, by (a) a majority vote of a quorum consisting of Directors who are not parties to such proceeding; (b) if such a quorum of Directors is not obtainable, by independent legal counsel in a written opinion; (c) approval by the affirmative vote of a majority of the shares of this Corporation represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of holders of a majority of the outstanding shares which would be entitled to vote at such meeting and, for such purpose, the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote; or (d) the court in which such proceeding is or was pending, upon application made by the Corporation, the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by said agent, attorney or other person is opposed by the Corporation.

6. *Advancement of Expenses.* Expenses incurred in defending any proceeding may be advanced by the Corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this Article.

7. *Restriction on Indemnification.* No indemnification or advance shall be made under this Article, except as provided in Sections 4 and 6 hereof, in any circumstance where it appears that it would be inconsistent with (a) a provision of the Articles of Incorporation of the Corporation, its bylaws, a resolution of the Shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid which prohibits or otherwise limits indemnification; or (b) any condition expressly imposed by a court in approving a settlement.

8. *Non-Exclusive.* The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any

statute, bylaw, agreement, vote of Shareholders or disinterested Directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The rights to indemnification under this Article shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of the person. Nothing contained in this Section 8 shall affect any right to indemnification to which persons other than such Directors and officers may be entitled by contract or otherwise.

9. *Expenses as a Witness.* To the extent that any agent of the Corporation is by reason of such position, or a position with another entity at the request of the Corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

10. *Insurance.* The Corporation may purchase and maintain directors and officers liability insurance, at its expense, to protect itself and any Director, officer or other named or specified agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against or incurred by the agent in such capacity or arising out of the agent's status as such, whether or not the Corporation would have the power to indemnify the agent against such expense, liability or loss under the provisions of this Article or under the General Corporation Law.

11. *Separability.* Each and every paragraph, sentence, term and provision of this Article is separate and distinct so that if any paragraph, sentence, term or provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of any other paragraph, sentence, term or provision hereof. To the extent required, any paragraph, sentence, term or provision of this Article may be modified by a court of competent jurisdiction to preserve its validity and to provide the claimant with, subject to the limitations set forth in this Article and any agreement between the Corporation and claimant, the broadest possible indemnification permitted under applicable law. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless have the power to indemnify each director, officer, employee, or other agent against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and including an action or suit brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated or by any other applicable law.

12. *Agreements.* Upon, and in the event of, a determination of the Board to do so, the Corporation is authorized to enter into indemnification agreements with any or all of its Directors, officers, employees and other agents providing for indemnification to the fullest extent permissible under California law and the Corporation's Articles of Incorporation.

13. *Retroactive Appeal.* In the event this Article is repealed or modified so as to reduce the protection afforded herein, the indemnification provided by this Article shall remain

in full force and effect with respect to any act or omission occurring prior to such repeal or modification.

ARTICLE VIII

OBLIGATIONS

All obligations of the Corporation, including promissory notes, checks, drafts, bills of exchange, and contracts of every kind, and evidences of indebtedness issued in the name of, or payable to, or executed on behalf of the Corporation, shall be signed or endorsed by such officer or officers, or agent or agents, of the Corporation and in such manner as, from time to time, shall be determined by the Board.

ARTICLE IX

CORPORATE SEAL

The corporate seal shall set forth the name of the Corporation, state, and date of incorporation.

ARTICLE X

AMENDMENTS

These bylaws may be amended or repealed as set forth in the Articles of Incorporation.

ARTICLE XI

AVAILABILITY OF BYLAWS

A current copy of these bylaws shall be mailed or otherwise furnished to any Shareholder of record within five days after receipt of a request therefore.

CERTIFICATE OF SECRETARY
OF
SEMPRA ENERGY

The undersigned, Randall L. Clark, Secretary of Sempra Energy (the "***Corporation***"), a California corporation, hereby certifies that the attached document is a true and complete copy of the Amended Bylaws of the Corporation as in effect on the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of this 23rd day of May, 2008.

Randall L. Clark, Secretary

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Sempra Energy (SRE)
Simple Majority Vote

Ladies and Gentlemen:

This further responds to the January 7, 2010 no action request, supplemented January 28, 2010 and February 16, 2010.

The company requested a broker letter and included the an exhibit that stated, "The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank." This quoted text was from the section highlighted by the company.

Accordingly the broker letter was forwarded and the company had no further correspondence. Thus it was concluded that this matter was settled. The company no action request does not claim that the company failed to receive a broker letter according to the above instructions.

Additionally the company was silent on whether any Staff Reply Letters gave further guidance on the method of ownership substantiation.

The company claim about the broker letter ignores the fact that it is signed by Sage-Point Financial, Inc., member FINRA/SIPC.

Attached is an exhibit from The Corporate Library that shows supermajority voting provisions. The company claims The Corporate Library is wrong but has not shown any conviction in its claim by asking The Corporate Library to change its report.

The company has even displayed ignorance of The Corporate Library at its annual meeting. Donald Felsinger, the Chairman of the Board, announced at an annual meeting that The Corporate Library gave Sempra a "B" rating. He was then corrected by a shareholder in the audience who disclosed that Sempra's rating had fallen to a "D" rating according to the most recent report.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

Marta E. Harris

cc:
Jennifer Jett <jjett@sempra.com>



Jennifer Jett
Assistant Secretary
and Senior Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619-696-4316
Fax: 619-696-4488
jjett@sempra.com

February 16, 2010

Securities Exchange Act of 1934
Rules 14a-8(b) and (f) and 14a-8(i)(10)

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Sempra Energy Response to February 11, 2010 Letter to the Staff from Shareholder Proposal Proponent*

Dear Ladies and Gentlemen:

On January 7, 2010, we submitted a letter ("No-Action Request") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), notifying the Staff that we intended to omit from our proxy materials for our 2010 Annual Meeting of Shareholders a shareholder proposal submitted by Marta E. Harris titled "Adopt Simple Majority Vote".

Our No-Action Request indicated that: (i) Ms. Harris failed to provide sufficient evidence demonstrating that she owned the requisite number of our shares and (ii) her proposal already was fully implemented in 2008.

Please refer to our original No-Action Request and our subsequent letter to the Staff dated January 28, 2010 for a detailed account of why we plan to omit Mr. Harris' proposal.

On February 11, 2010, Ms. Harris, submitted yet another letter to the SEC, attached hereto as Exhibit A. Such letter was identical to her January 18, 2010 letter with the exception of the following two claims:

1) "The company claim about the broker letter ignores the fact that it is signed by Sage-Point Financial, Inc., member FINRA/SIPC."; and

2) "Attached is an exhibit from The Corporate Library that shows supermajority voting provisions."

We do not feel the need to spend additional time and shareholder resources responding to the portions of Ms. Harris' letter that are already addressed in detail in our letter of January 28, 2010. However, we will briefly address her two additional claims.

Ms. Harris claims that the "broker letter" is signed by Sage-Point Financial, Inc., member FINRA/SIPC. A copy of such letter is attached again for reference as Exhibit B hereto. First, I would like to point out that the letter is on Martinez & Rezac Financial Services letterhead. Second, the letter was signed by Ms. Gina M. Rezac. Ms. Rezac's name suggests that she is a principal of Martinez & Rezac Financial Services. Third, the letter states that Martinez & Rezac Financial Services is *not* affiliated with Sage-Point Financial, Inc. Even with a reference to "Sage-Point Financial, Inc." tacked on to the letter under Ms. Rezac's signature, these other three factors strongly indicate that the letter is from the financial services company, not a broker-dealer.

In fact, if Ms. Harris is implying that Ms. Rezac is signing the letter on behalf of SagePoint Financial, how does one explain the disclaimer at the bottom of the letter: "Martinez & Rezac Financial Services, Inc. is not affiliated with SagePoint Financial, Inc."? If Ms. Rezac's company is not affiliated with Sage-Point Financial, then certainly Ms. Rezac's company could not act on behalf of Sage-Point Financial, Inc. Given the apparent ambiguity, the author should have at the very least clarified on whose behalf she was writing. Quite the contrary – nowhere in her letter does Ms. Rezac even *purport* to hold shares on behalf of Ms. Harris.

Lastly, Ms. Harris attached to her letter of February 11, 2010 a report from The Corporate Library that indicates Sempra Energy has supermajority voting provisions. Quite simply, The Corporate Library report is *wrong*. The Corporate Library is a third party organization that claims to provide information about Sempra Energy's governance profile. The information provided in the attached Corporate Library report is outdated and inaccurate. As we have explained to Ms. Harris on numerous occasions, we no longer have supermajority voting provisions in our articles of incorporation or our bylaws. Both of these documents are publicly available to our investors on our website.

We provided Ms. Harris with an excerpt of our 2008 Proxy Statement and a copy of our revised articles of incorporation that clearly indicate we eliminated all supermajority voting provisions and that actions requiring shareholder approval now require only the minimum approving vote required by the California General Corporation Law ("CGCL") to which we are subject. Copies of the materials we provided to Ms. Harris are included in our No-Action Request.

As I have stated before, in my opinion as company counsel, admitted to practice in the State of California, the company has already implemented Ms. Harris' proposal to the fullest extent permitted by law.

Several times now we have provided Ms. Harris with documentation showing that her proposal has been implemented and several times we have asked her to withdraw her proposal. Yet, for whatever reason, Ms. Harris has chosen to ignore such documentation and is instead relying on outdated, inaccurate information provided by a third party organization.

Based on our No-Action Request, our letter dated January 28, 2010 and the reasons discussed in this letter, we renew our request that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials.

Pursuant to Rule 14a-8(j), a copy of this letter and its attachments is being mailed (via email and hard copy) on this date to Ms. Harris.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619-696-4316.

Sincerely,

/s/ Jennifer F. Jett
Jennifer F. Jett

Enclosures
cc: Marta E. Harris

EXHIBIT A

February 11, 2010 Letter to the Staff from Marta E. Harris

(attached)

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Sempra Energy (SRE)
Simple Majority Vote

Ladies and Gentlemen:

This further responds to the January 7, 2010 no action request, supplemented January 28, 2010.

The company requested a broker letter and included the an exhibit that stated, "The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank." This quoted text was from the section highlighted by the company.

Accordingly the broker letter was forwarded and the company had no further correspondence. Thus it was concluded that this matter was settled. The company no action request docs not claim that the company failed to receive a broker letter according to the above instructions.

Additionally the company was silent on whether any Staff Reply Letters gave further guidance on the method of ownership substantiation.

The company claim about the broker letter ignores the fact that it is signed by Sage-Point Financial, Inc., member FINRA/SIPC.

Attached is an exhibit from The Corporate Library that shows supermajority voting provisions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

Marta E. Harris

cc:
Jennifer Jett <jjett@sempra.com>

EXHIBIT B

December 3, 2009 Letter from Martinez & Rezac Financial Services

(attached)



Martinez & Rezac Financial Services, Inc.
4093 Brockton Avenue
Riverside, CA 92501-3440

951.686.6663 Office
951.686.6655 Fax

December 3, 2009

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

Dear Marta,

This is to confirm that Marta E. Harris, has continuously held no less than (50) shares of Sempra Energy (SRE) since at least October 1, 2008 or earlier.

Sincerely,

Gina M. Rezac
SagePoint Financial, Inc.

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Sempra Energy (SRE)
Simple Majority Vote

Ladies and Gentlemen:

This further responds to the January 7, 2010 no action request, supplemented January 28, 2010.

The company requested a broker letter and included the an exhibit that stated, "The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank." This quoted text was from the section highlighted by the company.

Accordingly the broker letter was forwarded and the company had no further correspondence. Thus it was concluded that this matter was settled. The company no action request does not claim that the company failed to receive a broker letter according to the above instructions.

Additionally the company was silent on whether any Staff Reply Letters gave further guidance on the method of ownership substantiation.

The company claim about the broker letter ignores the fact that it is signed by Sage-Point Financial, Inc., member FINRA/SIPC.

Attached is an exhibit from The Corporate Library that shows supermajority voting provisions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

Marta E. Harris

cc:
Jennifer Jett <jjett@sempra.com>



Jennifer Jett
Assistant Secretary
and Senior Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619-696-4316
Fax: 619-696-4488
jjett@sempra.com

January 28, 2010

Securities Exchange Act of 1934
Rules 14a-8(b) and (f) and 14a-8(i)(10)

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Sempra Energy Response to January 18, 2010 Letter to the Staff from Shareholder Proposal Proponent*

Dear Ladies and Gentlemen:

On January 7, 2010, we submitted a letter ("No-Action Request") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), notifying the Staff that we intended to omit from our proxy materials for our 2010 Annual Meeting of Shareholders a shareholder proposal submitted by Marta E. Harris titled "Adopt Simple Majority Vote".

Our No-Action Request indicated, among other things, that Ms. Harris failed to provide sufficient evidence demonstrating that she owned the requisite number of our shares. As stated in the No-Action Request, on November 20, 2009, we sent Ms. Harris a letter requesting satisfactory proof of ownership of our shares (the "Deficiency Notice"). On December 3, 2009, Ms. Harris submitted a response to the Deficiency Notice. However, for the reasons set forth in the No-Action Request, her response was insufficient to establish the requisite ownership of our shares.

On January 18, 2010, Ms. Harris submitted a response to our No-Action Request, a copy of which is enclosed as Exhibit A.

To reiterate, as stated in our No-Action Request, Ms. Harris' attempt to prove share ownership was inadequate because the letter she submitted did not come from the record holder of her shares. Ms. Harris' letter of January 18, 2010 quotes materials we provided to her in the Deficiency Notice: "The written statement [of ownership] must be from the record holder of the shareholder's securities, which is usually a broker or a bank." Ms. Harris then goes on to reference her "attached broker letter." We can only take this to mean that Ms. Harris erroneously believes that the letter's author, financial services company Martinez & Rezac, is a broker, and therefore the record holder of her shares. However, as we pointed out, and as noted in the Martinez & Rezac letter itself, Martinez & Rezac is *not* a registered broker-dealer. They are a financial services company. Nowhere in its letter does Martinez & Rezac even *purport* to hold shares on behalf of Ms. Harris. Thus, the letter can only be read as stating that *to the knowledge of* this financial services company, Ms. Harris is a beneficial owner of our shares, which ultimately are held by someone else. Such a statement is not sufficient proof of share ownership.

We provided Ms. Harris ample opportunity to prove ownership of her shares correctly. We advised her of (i) the requirement and method to provide proof of her share ownership from the record holder of her securities and (ii) the time frame by which she must provide that proof to us. We enclosed with our Deficiency Notice a copy of the Shareholder Proposal Rule highlighting the procedures she must follow and the proof she must provide. We also enclosed the relevant pages of Staff Legal Bulletin No. 14 ("SLB 14") highlighting the sections that demonstrate that proof of ownership of securities must be in a written statement from the record holder of the securities and noting that the record holder is usually a broker or a bank. We made the eligibility requirements abundantly clear.

In our No-Action Request, a copy of which was sent to Ms. Harris, we cited two no-action letters where the Staff permitted the exclusion of shareholder proposals because the proof of ownership did not come from the record holder of the shares.

After we initially asked Ms. Harris to prove ownership of her shares and explained to her in detail how she could provide such proof, there was **no obligation** on our part to inform her that the "proof" she sent in response to our Deficiency Notice was inadequate. Pursuant to Rule 14a-8(f) and Staff precedent, if a company timely notifies a proponent that his or her proposal is procedurally deficient, and the proponent's response does not cure the deficiency, the company is not required to send a second deficiency notice or otherwise notify the proponent. SLB 14 specifies that if a proposal fails to satisfy the requirements of Rule 14a-8(b), a company "must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond." Section B.3, SLB 14. However, if the proponent responds to a deficiency notice in a way that fails to cure the defect, the company is under no obligation to provide further notice to the proponent or give the proponent an additional opportunity to cure the defect. *See id.* To the contrary, SLB 14 specifically provides that the company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *Id.* at Section C.6.

Accordingly, the Staff has concurred with a company's omission of a shareholder proposal on numerous occasions when the proponent's response to a notice of deficiency failed to meet the requirements of Rule 14a-8(b) and the company did not send a second deficiency notice. *See, e.g., Alcoa Inc.* (avail. Feb. 18, 2009) (permitting exclusion of a proposal when a proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice). *See also General Electric Co.* (avail. Dec. 19, 2008); *Safeway Inc.* (avail. Feb. 6, 2008); *Exxon Mobile Corp.* (avail. Jan. 29, 2008); *Qwest Communications International Inc.* (avail. Jan. 23, 2008); *Verizon Communications Inc.* (avail. Jan. 8, 2008).

The instant case is similar to *Alcoa Inc.* (avail. Feb. 18, 2009). In that matter, the proponent submitted a shareholder proposal that did not include sufficient evidence of the proponent's ownership of the company's shares. The company timely sent the proponent a deficiency notice. The proponent submitted a response to the deficiency notice; however, the response still did not include sufficient proof of the proponent's ownership of the company's shares. After the company submitted a no-action request to the Staff, the proponent argued that the company was required to provide the proponent with a second notice stating that the initial response to the deficiency notice was insufficient. The Staff rejected this argument and permitted the company to exclude the proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f).

It is worth noting that Ms. Harris has twice before, in 2004 and 2005, submitted proposals to us and both times failed timely to provide us with requisite proof of ownership (in those cases, she failed to prove *continuous* share ownership). On both occasions, the Staff rejected her apparent contention that we should have provided her with multiple eligibility deficiency notices and rejected her untimely submission of revised eligibility documentation. *See Sempra Energy* (avail. Dec. 30, 2005); *Sempra Energy* (avail. Dec. 22, 2004).

Ms. Harris' letter of January 18, 2010 states that, because "the company had no further correspondence" with her after she submitted the Martinez & Rezac letter, she "concluded that this matter was settled." Just as the Staff in *Alcoa* (and the other precedents cited above) rejected the proponent's argument that a second deficiency notice was required, the Staff should reject Ms. Harris' implication that we were obligated to send her a second deficiency notice.

Lastly, as explained in our No-Action Request, even if Ms. Harris were a beneficial owner of our shares (which she has not properly established as required by the Shareholder Proposal Rule), her proposal already has been fully implemented and can be excluded pursuant to Rule 14a-8(i)10.

Consequently, we renew our request that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials.

Pursuant to Rule 14a-8(j), a copy of this letter and its attachments is being mailed (via email and hard copy) on this date to Ms. Harris.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619-696-4316.

Sincerely,

/s/ Jennifer F. Jett
Jennifer F. Jett

Enclosures
cc: Marta E. Harris

EXHIBIT A

January 18, 2010 Letter to the Staff from Marta E. Harris

(attached)

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Sempra Energy (SRE)
Simple Majority Vote

Ladies and Gentlemen:

This responds to the January 7, 2010 no action request.

The company requested a broker letter and included the attached exhibit that states, "The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank." This quoted text was from the section highlighted by the company.

Accordingly the attached broker letter was forwarded and the company had no further correspondence. Thus it was concluded that this matter was settled. The company no action request does not claim that the company failed to receive a broker letter according to the above instructions.

Additionally the company was silent on whether any Staff Reply Letters gave further guidance on the method of ownership substantiation.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will be forwarded.

Sincerely,

Marta E. Harris

cc:
Jennifer Jett <jjett@sempra.com>



Martinez & Rezac Financial Services, Inc.
4093 Brockton Avenue
Riverside, CA 92501-3440

951.686.6663 Office
951.686.8855 Fax

December 3, 2009

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

Dear Marta,

This is to confirm that Marta E. Harris, has continuously held no less than (50) shares of Sempra Energy (SRE) since at least October 1, 2008 or earlier.

Sincerely,

Gina M. Rezac
SagePoint Financial, Inc.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Sempra Energy (SRE)
Simple Majority Vote

Ladies and Gentlemen:

This responds to the January 7, 2010 no action request.

The company requested a broker letter and included the attached exhibit that states, "The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank." This quoted text was from the section highlighted by the company.

Accordingly the attached broker letter was forwarded and the company had no further correspondence. Thus it was concluded that this matter was settled. The company no action request does not claim that the company failed to receive a broker letter according to the above instructions.

Additionally the company was silent on whether any Staff Reply Letters gave further guidance on the method of ownership substantiation.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will be forwarded.

Sincerely,

Marta E. Harris

cc:
Jennifer Jett <jjett@sempra.com>



Martinez & Rezac Financial Services, Inc.
4093 Brockton Avenue
Riverside, CA 92501-3440

951.686.6663 Office
951.685.6855 Fax

December 3, 2009

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

Dear Marta,

This is to confirm that Marta E. Harris, has continuously held no less than (50) shares of Sempra Energy (SRE) since at least October 1, 2008 or earlier.

Sincerely,

Gina M. Rezac
SagePoint Financial, Inc.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.



Jennifer Jett
Assistant Secretary
and Senior Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619-696-4316
Fax: 619-696-4488
jjett@sempra.com

January 7, 2010

Securities Exchange Act of 1934
Rules 14a-8(b) and (f) and 14a-8(i)(10)

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Exclusion of Shareholder Proposal to Adopt Simple Majority Vote – Exclusion for (i) Eligibility Deficiency and (ii) Substantial Implementation of Proposal*

Dear Ladies and Gentlemen:

We have received from Marta E. Harris a shareholder proposal for inclusion in the proxy materials for our 2010 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The proposal requests that our board of directors "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

As more fully discussed below, Ms. Harris has failed to demonstrate her eligibility to submit a shareholder proposal after having been properly asked to do so. And the time for her to do so has now expired.

Also as more fully discussed below, the company has already completely implemented Ms. Harris' proposal to the fullest extent permitted by law. In 2008, our board of directors and our shareholders approved amendments to our Articles of Incorporation eliminating supermajority voting. Our articles now provide that actions requiring shareholder approval require only the minimum approving vote required by the California General Corporation Law to which we are subject. Accordingly, we have repeatedly asked Ms. Harris to withdraw her proposal; however, she has not done so.

Consequently, pursuant to: (i) Rules 14a-8(b) and (f) (shareholder did not properly demonstrate eligibility) and (ii) Rule 14a-8(i)(10) (company has substantially implemented the proposal), we respectfully ask the Staff of the Commission to advise us that they will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials.

BACKGROUND

November 9, 2009 – Submission of shareholder proposal

We received Ms. Harris' shareholder proposal via email on November 9, 2009. The resolution set forth in the proposal is as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

Her submission did not include any proof of her beneficial ownership of our shares. A complete copy of the proposal and related supporting statement as originally submitted to us is enclosed as Exhibit A.

November 20, 2009 – Notice to Ms. Harris (i) of eligibility deficiency and (ii) that proposal has been fully implemented

Upon receiving Ms. Harris' proposal, we determined that Ms. Harris was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. Accordingly, on November 20, 2009, we wrote to Ms. Harris and requested that she provide us with requisite and timely proof of her continuous beneficial ownership of our shares for at least one year as of the time she submitted her proposal. She received our letter on November 21, 2009.

Our letter to Ms. Harris specifically called her attention to the proof that she was required to provide and the time frame by which requisite proof must be provided. Our letter stated:

> In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of our shares entitled to be voted on your proposal at the 2010 Annual Meeting for at least one year as of the date you submit your proposal, and you must continue to hold those shares through the date of the annual meeting. *While you have stated that you intend to continue to hold your shares through the date of the annual meeting, you are not a registered holder of our shares, and therefore you are required by the Shareholder Proposal Rule to provide us with proof of your share ownership to be eligible to submit a shareholder proposal. If you do not prove your ownership of the requisite number or value of shares to us in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter, we will be permitted to exclude your proposal from our proxy materials. (Emphasis in original.)*

To assist Ms. Harris in complying with these requirements, we also enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted Questions 2 and 6 regarding the eligibility and procedural requirements that she must follow. We also enclosed the relevant pages from Staff Legal Bulletin No. 14 (CF) (July 13, 2001) and highlighted for Ms. Harris the Staff's views regarding how a shareholder's ownership should be substantiated. Specifically, the highlighted section states that "*the written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank.*"

Also upon receiving her proposal, we determined that the company had already fully implemented the content of her proposal. Consequently, our November 20 letter to Ms. Harris informed her of this fact and asked her to withdraw her proposal so that the company would not find it necessary to expend shareholder resources to exclude her already implemented proposal from our 2010 proxy materials. We included, for reference purposes, a copy of the section of our 2008 Proxy Statement describing the proposal and our Amended and Restated Articles of Incorporation, marked to reflect the changes that implemented her proposal. We also enclosed a copy of the Shareholder Proposal Rule with Question 9, subsection 10, highlighted to show that shareholder proposals that have been substantially implemented may be excluded from the proxy materials. A copy of our letter and its enclosures, together with proof of its receipt by Ms. Harris on November 21, 2009, is enclosed as Exhibit B.

December 3, 2009 – Ms. Harris' inadequate response to eligibility deficiency

On December 3, 2009, we received additional correspondence from Ms. Harris in response to our November 20, 2009 notice of eligibility deficiency. A complete copy of the correspondence is enclosed as Exhibit C.

Ms. Harris's December 3 correspondence included a letter from Martinez & Rezac Financial Services, Inc. regarding Ms. Harris's beneficial ownership of our shares. The letter states that Ms. Harris "has continuously held no less than fifty (50) shares of Sempra Energy (SRE) since at least October 1, 2008…."

However, Martinez & Rezac is not the record holder of our shares. Accordingly, the Martinez & Rezac letter is insufficient for purposes of establishing Ms. Harris' eligibility to submit her proposal, and the time for Ms. Harris to submit sufficient proof of requisite ownership has now expired.

ANALYSIS

The proposal may be excluded under Rules 14a-8(b) and (f) for a failure to provide requisite proof of eligibility.

It has now been more than 14 calendar days since November 21 when Ms. Harris received our letter requesting that she provide requisite and timely proof of continuous beneficial ownership of our shares for at least one year as of the date she submitted her proposal. But the only "proof" she has provided is insufficient for purposes of the Shareholder Proposal Rule. In short, Ms. Harris failed to provide a written statement of her ownership from the *record holder* of her shares.

Rule 14a-8(b)(2)(i) under the Securities and Exchange Act of 1934 sets forth the method by which Ms. Harris, who is not a registered holder of our shares and has not filed share ownership reports with the Commission, "must prove" her eligibility to submit a shareholder proposal. Under the rule, she must "submit to the company a written statement *from the 'record' holder of [her] securities (usually a bank or a broker)* verifying that, at the time [she] submitted [her] proposal, [she] continuously held the securities for at least one year." *(Emphasis added.)*

The letter from Martinez & Rezac Financial Services, Inc. that Ms. Harris submitted to prove her eligibility is insufficient proof of continuous beneficial ownership for purposes of the Shareholder Proposal Rule. Martinez & Rezac is a financial services firm *and is not a record holder of our shares*. Nowhere in the letter does the author purport to hold shares directly or indirectly on behalf of Ms. Harris. In fact, the letter states specifically in a footer that securities are offered through SagePoint Financial, Inc. and that Martinez & Rezac Financial Services, Inc. is "*not affiliated with SagePoint Financial, Inc. and is not registered as a broker-dealer or investment advisor*."

The Staff has made it very clear through Staff Legal Bulletin No. 14 (July 13, 2001) at § C.1.(c)(1) that "*[t]he written statement [of ownership] must be from the record holder of the shareholder's securities, which is usually a broker or a bank*" and goes on to note that a statement from an investment advisor would be insufficient proof of ownership. *See also, Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) and *The McGraw Hill Companies, Inc.* (avail. Mar. 12, 2007) (both permitting exclusion of the shareholder proposals because the proof of share ownership did not come from the record holder of the shares).[1]

---

[1] The Staff in these two instances gave the proponents seven additional days to provide appropriate documentary support because the companies did not inform the proponents of what would constitute appropriate documentation. In our case, we did inform Ms. Harris in our November 20 letter exactly what

We advised Ms. Harris of: (i) the requirement and method to provide proof of her share ownership from the record holder of her securities and (ii) the time frame by which she must provide that proof to us. We enclosed with our letter a copy of the Shareholder Proposal Rule highlighted to show the procedures she must follow and the proof she must provide. We also enclosed the relevant pages of Staff Legal Bulletin No. 14 highlighting the sections that demonstrate that proof of ownership of securities must be in a written statement from the record holder of the securities. Our efforts have more than satisfied the notification requirements of Rule 14a-8(f) and those recommended by Staff Legal Bulletin No. 14.

Yet even after our request, Ms. Harris still failed to provide us with sufficient proof of her eligibility to submit a proposal under the Shareholder Proposal Rule. And the time for her to do so has now expired.

Accordingly, we intend to exclude Ms. Harris' proposal from our proxy materials as a consequence of her failure to properly establish that she has satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule 14a-8(f).

The proposal also may be excluded under Rule 14a-8(i)(10) as having been fully implemented.

Rule 14a-8(i)(10) background

Rule 14a-8(i)(10) under the Securities and Exchange Act of 1934 permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001) (permitting exclusion of the proposal because the board of directors had directly addressed the issues raised by the proponent in its proposal); *The Gap, Inc.* (avail. Mar. 8, 1996) (permitting exclusion of the proposal because each and every concern raised in the shareholder's proposal had already been favorably acted upon). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

---

would constitute appropriate documentation; therefore, additional time for Ms. Harris to comply with the shareholder proposal requirements is not warranted.

The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, to meet the substantially implemented standard under Rule 14a-8(i)(10), a company's actions must satisfactorily address the underlying concerns of the proposal and address the essential objective of the proposal. *See, e.g., Del Monte Foods Company* (avail. Jun. 3, 2009) (permitting exclusion of the proposal because the company had "substantially implemented" the proposal when the board of directors approved and submitted a declassification amendment to its Certificate of Incorporation for stockholder approval); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007) (permitting exclusion of the proposal because the company had "substantially implemented" the proposal by adopting an amendment to its Certificate of Incorporation that implemented the essential objective of the proposal); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of the proposal because the company had "substantially implemented" the proposal by already having taken each action set forth in the proposal); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms).

Our 2008 amendments to our Articles of Incorporation eliminating supermajority voting requirements fully address the underlying concerns of Ms. Harris' proposal and the essential objective of her proposal has been achieved.

The shareholder proposal has already been fully implemented

Ms. Harris' proposal requests that all "supermajority" shareholder voting requirements in our charter and bylaws be replaced with simple majority shareholder voting requirements in compliance with applicable laws.

As stated in our November 20 letter to Ms. Harris, at our 2008 Annual Meeting of Shareholders, shareholders approved amendments to our Articles of Incorporation eliminating provisions of our articles that required a "supermajority" shareholder vote for various actions. The amended articles were filed and became effective on May 23, 2008.[2]

---

[2] On December 4, 2007, and in connection with the proposed amendment to our Articles of Incorporation to eliminate shareholder supermajority voting, our board adopted a related conforming amendment to our bylaws that became effective concurrently with the effectiveness of the amendment to our articles (May 23, 3008). The bylaw amendment provides that the precise number of directors within the range authorized by the bylaws will be fixed by approval of the board or the shareholders (i.e., by a majority of the shares represented and voting at a shareholder meeting). Consequently, there are no supermajority voting requirements in our bylaws.

In my opinion as company counsel, admitted to practice in the State of California, the company has already implemented Ms. Harris' proposal to the fullest extent permitted by law. Our articles now provide that actions requiring shareholder approval require only the minimum approving vote required by the California General Corporation Law ("CGCL") to which we are subject. For shareholders to adopt bylaws and approve amendments to our articles, the statutory minimum generally is approval by the holders of a majority of our outstanding shares (*See* CGCL Sections 211 and 902, respectively, and Section 153). For shareholders to fix the exact number of directors within the range specified by our bylaws, the statutory minimum is approval by a majority of the shares represented and voting at a duly held meeting of shareholders with the approving majority also constituting a majority of the quorum required for the meeting (*See* CGCL Sections 153 and 212).

Ms. Harris' proposal requests that voting requirements be changed to a "majority of the votes *cast* for and against the proposal in compliance with applicable laws." As mentioned above, California law requires that certain matters be approved by a majority of the *outstanding* shares. However, Ms. Harris acknowledges in her proposal that any change in voting requirements must be "in compliance with applicable laws." So, in the words of Ms. Harris' proposal, the board has already "taken the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, [is] changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

As mentioned above, we sent Ms. Harris a copy of the section of our 2008 Proxy Statement describing the proposal and the Amended and Restated Articles of Incorporation, marked to reflect the changes made, and asked her to withdraw her proposal. In addition, we have attempted on several occasions to reach Ms. Harris by telephone and by email to discuss the matter and ask her to withdraw. A complete copy of our email correspondence is attached hereto as Exhibit D. Despite providing Ms. Harris with proof that her proposal has already been substantially implemented, and despite our repeated attempts to discuss this with her further, she has not withdrawn her proposal.

Accordingly, in addition to exclusion based upon Rules 14a-8(b) and (f), we intend to exclude Ms. Harris' proposal from our 2010 proxy materials as permitted by Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis, we respectfully ask the Staff to advise us that they will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our 2010 Proxy Statement.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter and its attachments via electronic mail to the Staff at shareholderproposals@sec.gov in lieu of mailing paper copies. In accordance with Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before we intend to file with the Commission our definitive proxy statement and form of proxy for our 2010 Annual Meeting of Shareholders. Also pursuant to Rule 14a-8(j), a copy of this letter and its attachments is being mailed (via email and hard copy) on this date to Ms. Harris, informing her of the company's intention to omit her proposal from our 2010 proxy materials.

We would very much appreciate receiving the Staff's response to this letter by February 10, 2010. We will promptly forward your response to Ms. Harris.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619-696-4316.

Sincerely,

/s/ Jennifer F. Jett
Jennifer F. Jett

Enclosures

cc: Marta E. Harris

Exhibit A

Jett, Jennifer

From: mharris@CSEA.COM
Sent: Monday, November 09, 2009 6:26 AM
To: rlclark@sempra.com
Cc: Jett, Jennifer
Subject: Rule 14a-8 Proposal (SRE)
Attachments: SRE.coverletter.doc; SRE 1.doc

Dear Mr. Clark,

Please see attached Rule 14a-8 Proposal.

Sincerely,

Marta E. Harris

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

mharris@csea.com

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101

Rule 14a-8 Proposal

Dear Mr. Felsinger,

My attached Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. My proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including my continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of my proposal at the annual meeting.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly.

Sincerely,

________________________ ______________

Name Date

cc: Randall L. Clark <rlclark@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
Jennifer Jett <jjett@sempra.com>
Corporate Counsel
PH: 619-696-4316
FX: 619-696-4443

[SRE: Rule 14a-8 Proposal, November 9, 2009]

Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of the votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic also won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Please encourage our board to respond positively to this proposal to adopt simple majority vote.

Jett, Jennifer

From: mharris@CSEA.COM
Sent: Monday, November 09, 2009 12:58 PM
To: Breach, Mary
Cc: Clark, Randall; Jett, Jennifer
Subject: RE: Rule 14a-8 Proposal (SRE)

Dear Mary Breach:
Thank you for the acknowledgement and the correction. Please advise if there is anything else that needs to be done.
Sincerely,

Marta E. Harris

From: Breach, Mary [mailto:MBreach@Sempra.com]
Sent: Monday, November 09, 2009 9:44 AM
To: Harris, Marti
Cc: Clark, Randall; Jett, Jennifer
Subject: FW: Rule 14a-8 Proposal (SRE)

Please note that Randy Clark's email address is RClark@sempra.com, not RLClark. Jennifer Jett forwarded your documents to us this morning. Thank you.

Mary Breach | Sempra Energy
Executive Assistant to Corporate Secretary & Assistant General Counsel
101 Ash Street, HQ18
San Diego, CA 92101
Tel: (619) 696-4642
Fax: (619) 696-4508

From: Jett, Jennifer
Sent: Monday, November 09, 2009 8:58 AM
To: Clark, Randall
Cc: Breach, Mary
Subject: FW: Rule 14a-8 Proposal (SRE)

From: mharris@CSEA.COM [mailto:mharris@CSEA.COM]
Sent: Monday, November 09, 2009 6:26 AM
To: rlclark@sempra.com
Cc: Jett, Jennifer
Subject: Rule 14a-8 Proposal (SRE)

Dear Mr. Clark,

Please see attached Rule 14a-8 Proposal.

Sincerely,

Marta E. Harris

Exhibit B



Jennifer Jett
Assistant Secretary
and Senior Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619-696-4316
Fax: 619-696-4488
jjett@sempra.com

Via Federal Express

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Ms. Harris:

We acknowledge receipt of your letter submitting a shareholder proposal that you would like included in the proxy materials for our 2010 Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's (the "SEC") Shareholder Proposal Rule.

The primary purpose of this letter is to point out that we already have fully implemented your proposal. At our 2008 Annual Meeting of Shareholders, shareholders passed a proposal to amend our Articles of Incorporation to eliminate provisions of our articles that required a "supermajority" shareholder vote for various actions. Our articles now provide that actions requiring shareholder approval require only the minimum approving vote required by the California General Corporation Law to which we are subject. For your reference, we are enclosing a copy of the section of our 2008 Proxy Statement describing the proposal. The Amended and Restated Articles of Incorporation, marked to reflect the changes made, are also enclosed.

In light of the fact that your proposal has been implemented, and in order to save our shareholders the cost of including your proposal in our 2010 proxy materials, we kindly request that you withdraw your shareholder proposal. For your reference, we are enclosing a copy of the Shareholder Proposal Rule. We have highlighted Question 9, that sets forth a list of bases (in addition to failure to comply with the eligibility and procedural requirements) upon which a company may exclude a shareholder proposal from its proxy statement. *We believe that we already have fully implemented your proposal and, therefore, that it can be excluded pursuant to number 10 on such list.*

In addition to the substantive basis for excluding your proposal, we want to call your attention to an eligibility and procedural defect concerning your proposal that, if not properly and timely corrected, would also permit us to exclude your proposal from our proxy materials.

In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of our shares entitled to be voted on your proposal at the 2010 Annual Meeting for at least one year as of the date you submit your proposal, and you must continue to hold those shares through the date of the annual meeting. *While you have stated that you intend to continue to hold your shares through the date of the annual meeting, you are not a registered holder of our shares, and therefore you are required by the Shareholder Proposal Rule to provide us with proof of your share ownership to be eligible to submit a shareholder proposal. If you do not prove your ownership of the requisite number or value of shares to us in a written response to this letter that is postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter, we will be permitted to exclude your proposal from our proxy materials.*

To assist you in complying with these procedural requirements, we have highlighted Question 2 of the Shareholder Proposal Rule setting forth the eligibility and procedural requirements to submit a shareholder proposal and Question 6 setting forth the procedures you must follow in response to this letter. In addition, we are enclosing a copy of SEC Staff Legal Bulletin No. 14 (CF), highlighting questions and answers regarding the eligibility and procedural requirements, including how to substantiate your share ownership.

We would like to avoid the cost of including a proposal in our proxy materials when that proposal already has been fully implemented. We would also like to save our shareholders the cost of formally requesting that the SEC permit us to exclude your proposal when we are fairly confident that the SEC would agree that the proposal can be excluded pursuant to Question 9 of the Shareholder Proposal Rule. For these reasons, and the reasons explained above, we respectfully request that you withdraw your proposal. However, if you choose not to withdraw your proposal, please correct the eligibility and procedural deficiency discussed above and note that even if such deficiency is corrected, we will request from the SEC permission to exclude your proposal pursuant to Question 9.

If you have any questions, please feel free to call me at the above contact number.

Very Truly Yours,

Jennifer F. Jett

cc: Randal L. Clark

Enclosures

2008 Proxy Statement Excerpt
and
New Articles of Incorporation

2008 Proxy Statement

Proposal 4: Approval of Amended and Restated Articles of Incorporation

We are asking our shareholders to approve Amended and Restated Articles of Incorporation to eliminate provisions of our articles that currently require a "supermajority" shareholder vote for various actions. The amended and restated articles have been approved, subject to shareholder approval, by our Board of Directors upon the recommendation of its Corporate Governance Committee. The board and the committee recommend that you vote for their approval.

Our Articles of Incorporation currently require approval by the holders of two-thirds of our outstanding shares for shareholders to adopt bylaws, to fix the exact number of our directors within the range authorized in our bylaws, and to approve amendments to various provisions of our articles. At prior annual meetings, shareholders have approved proposals recommending that the board eliminate these shareholder supermajority voting requirements. The amended and restated articles will implement that recommendation.

The Amended and Restated Articles of Incorporation will eliminate shareholder supermajority voting provisions from our articles. Shareholder approvals for matters previously requiring a supermajority shareholder vote will become the minimum required by the California General Corporation Law to which we are subject. For shareholders to adopt bylaws and approve amendments to our articles, the statutory minimum generally is approval by the holders of a majority of our outstanding shares. For shareholders to fix the exact number of directors within the range specified by our bylaws, the statutory minimum is approval by a majority of the shares represented and voting at a duly held meeting of shareholders with the approving majority also constituting a majority of the quorum required for the meeting.

The California General Corporation Law also generally provides that our board is permitted without shareholder approval to adopt bylaws (other than a bylaw changing the range of the authorized number of directors which requires approval by the holders of a majority of our outstanding shares) and to fix the exact number of directors within the range authorized by the bylaws. It also generally requires that amendments to our articles be approved by both the board and a majority of our outstanding shares.

Our Board of Directors and its Corporate Governance Committee regularly review our corporate governance practices to determine if they are in the best interests of shareholders. The board and the committee have historically viewed shareholder supermajority voting as desirable to assure that fundamental changes in our governance structure requiring shareholder approval will be made only when a broad consensus of shareholders determines that a change is prudent. They continue to believe that this is an important concern; however, they have also considered the strong level of shareholder support for the elimination of supermajority shareholder voting and the view of majority voting proponents that the minimum shareholder approvals required by corporate law are adequate to protect shareholder interests. Accordingly, upon the recommendation of the committee, the board has approved and recommends that shareholders approve the amended and restated articles.

Shareholder approval of the amended and restated articles requires the favorable vote of the holders of not less than two-thirds of our outstanding shares. Consequently, abstaining or otherwise failing to vote on this proposal will have the same effect as a vote against the proposal. If so approved by shareholders, the amended and restated articles will become effective upon the filing of an appropriate Certificate of Amendment with the California Secretary of State.

The Amended and Restated Articles of Incorporation, marked to reflect changes from our current articles, are reprinted as Appendix B to this proxy statement.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 4

APPENDIX B

Proposed Amended and Restated Articles of Incorporation

Words that are underscored are additions and words that are lined through are deletions from the current Articles of Incorporation.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SEMPRA ENERGY

ARTICLE I

NAME

The name of the corporation is Sempra Energy (the "*Corporation*").

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of California (the "*General Corporation Law*"), other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

CAPITAL STOCK

1. The total number of shares of all classes of stock that the Corporation is authorized to issue is 800,000,000, of which 750,000,000 shall be shares of common stock, no par value (*"Common Stock"*), and 50,000,000 shall be shares of preferred stock (*"Preferred Stock"*). The Preferred Stock may be issued in one or more series.

2. The board of directors of the Corporation (the *"Board"*) is authorized (a) to fix the number of shares of Preferred Stock of any series; (b) to determine the designation of any such series; (c) to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series; and (d) to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series.

3. Sections 502 and 503 of the General Corporation Law shall not apply to distributions on Common Stock or Preferred Stock.

ARTICLE IV

DIRECTORS

~~1. The exact number of directors comprising the entire Board shall be fixed from time to time by resolution of the Board, or by a bylaw or amendment thereof duly adopted by the Board or approved by not less than two-thirds of the outstanding shares entitled to vote generally in election of Directors~~.

1.~~2.~~ Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Each director elected after May 8, 2006 shall be elected to hold office until the next annual meeting of shareholders.

2.~~3.~~ Vacancies in the Board, including, without limitation, vacancies created by the removal of any director, may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director.

ARTICLE V

CUMULATIVE VOTING

No shareholder may cumulate votes in the election of directors. This Article V shall become effective only when the Corporation becomes a "listed corporation" within the meaning of Section 301.5 of the General Corporation Law.

ARTICLE VI

ACTION BY SHAREHOLDERS

Unless the Board of Directors, by a resolution adopted by two-thirds of the authorized number of directors, waives the provisions of this Article in any particular circumstance, any action required or permitted to be taken by shareholders of the Corporation must be taken either at (i) a duly called annual or special meeting of shareholders of the Corporation or (ii) by the unanimous written consent of all of the shareholders.

ARTICLE VII

LIABILITY OF DIRECTORS FOR MONETARY DAMAGES: INDEMNIFICATION OF AND INSURANCE FOR CORPORATE AGENTS

1. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

2. The Corporation shall have the power, by bylaw, agreement or otherwise, to provide indemnification of agents (as defined in Section 317 of the General Corporation Law) of the corporation to the fullest extent permissible under California law and in excess of that expressly permitted under Section 317 of the General Corporation Law, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law.

3. The Corporation shall have the power to purchase and maintain insurance on behalf of any agent (as defined in Section 317 of the General Corporation Law) of the Corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such to the fullest extent permissible under California law and whether or not the corporation would have the power to indemnify the agent under Section 317 of the General Corporation Law or these articles of incorporation.

ARTICLE VIII

BY-LAWS

The Board of Directors is expressly authorized to make, amend or repeal the bylaws of the Corporation, without any action on the part of the shareholders, except as otherwise required by the General Corporation Law, solely by the affirmative vote of at least two-thirds of the authorized number of directors. The bylaws may also be amended or repealed by the shareholders, ~~but only by the affirmative vote of the holders of shares representing at least two-thirds~~ by the approval of the outstanding shares of the Corporation. ~~entitled to vote generally in election of Directors.~~

~~ARTICLE IX~~

~~AMENDMENT~~

~~The amendment or repeal of Articles IV, V, VI, VII, VIII and IX shall require the approval of not less than two-thirds of the outstanding shares entitled to vote generally in election of Directors.~~

SEC Staff Legal Bulletin No. 14

(Page 12, Section C.1.c highlighted)

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. <u>What is the purpose of this bulletin</u>?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;

- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and

- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.
As shown below, the first and second examples deal with virtually identical proposals,

but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;

- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;

- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and

- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. <u>Other questions that arise under rule 14a-8.</u>

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{(\text{Votes Against the Proposal + Votes For the Proposal})} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

    - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

    - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

    - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

    - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

<u>Substantive Issues</u>

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

Exhibit C

Jett, Jennifer

From: mharris@CSEA.COM
Sent: Thursday, December 03, 2009 8:43 PM
To: Clark, Randall; Jett, Jennifer
Cc: Breach, Mary
Subject: broker letter
Attachments: borker letter to sempra.pdf

To Randall Clark :
Please find letter from my broker in the enclosed attachment.

Thank you,

Marti Harris
Labor Relations Representative
Calif. School Employees Association
10211 Trademark Street, # A
Rancho Cucamonga, CA 91730
909 466-2997



Martinez & Rezac Financial Services, Inc.
4093 Brockton Avenue
Riverside, CA 92501-3440

951.686.6663 Office
951.686.6666 Fax

December 3, 2009

Marta E. Harris

*** FISMA & OMB Memorandum M-07-16 ***

Dear Marta,

This is to confirm that Marta E. Harris, has continuously held no less than (50) shares of Sempra Energy (SRE) since at least October 1, 2008 or earlier.

Sincerely,

Gina M. Rezac
SagePoint Financial, Inc.

Exhibit D

Jett, Jennifer

From: Jett, Jennifer
Sent: Tuesday, January 05, 2010 5:06 PM
To: 'mharris@CSEA.COM'
Subject: RE: returning call
Importance: High
Attachments: 20100105165111.pdf

Marti,

Briefly, our no-action request will emphasize that we already fully implemented your proposal in 2008.

Attached is a copy of our November 20, 2009 letter to you (and excerpted portions of the attachments thereto), explaining how and when your proposal was implemented and pointing out the rule under which we may exclude your proposal.

I attempted to call you on several occasions so that we could walk through any questions or concerns you may have.

To save the company (ultimately the shareholders) time and money, I respectfully ask that you withdraw your proposal given it has been fully implemented. You may do so simply by responding to this email acknowledging that you wish to withdraw your proposal.

Due to time constraints, if I do not hear from you by the close of business tomorrow, I will move forward with submitting our no action request.

Please do not hesitate to call me if you have any questions.

Regards,
Jennifer

Jennifer F. Jett
Assistant Secretary
and Senior Counsel
Sempra Energy
101 Ash Street
San Diego, CA 92101
619.696.4316 (p)
619.696.4488 (f)
jjett@sempra.com

From: mharris@CSEA.COM [mailto:mharris@CSEA.COM]
Sent: Tuesday, January 05, 2010 4:25 PM
To: Jett, Jennifer
Subject: RE: returning call

Dear Ms. Jett:
Thanks for your patience and understanding of my workload. Would you be kind enough to send me a "brief executive summary" of Sempra's reasons for submitting a no action request to the SEC.

Much appreciated,

Marti Harris
Labor Relations Representative
Calif. School Employees Association

10211 Trademark Street, # A
Rancho Cucamonga, CA 91730
909 466-2997

From: Jett, Jennifer [mailto:jjett@sempra.com]
Sent: Monday, January 04, 2010 12:05 PM
To: Harris, Marti
Subject: RE: returning call

Thanks for the response, Marti. I was hoping we could chat about your shareholder proposal before we submit our no-action request letter to the SEC (due this week). I thought a phone call would be easier because I already sent you a letter listing the reasons why we should be able to exclude the proposal, and a "live" dialogue might be more useful for both of us. If you are able, please feel free to call me at your convenience during business hours (619-696-4316) or even after hours on my cell (619-342-6149). Not only do I think a live conversation might be more useful, but I also think it would save time and resources if we could resolve some of these issues before taking a lot of unnecessary formal action.

I am available most of today, and later this evening, so please feel free to call anytime.

Kind regards,
Jennifer

From: mharris@CSEA.COM [mailto:mharris@CSEA.COM]
Sent: Monday, January 04, 2010 11:23 AM
To: Jett, Jennifer
Subject: returning call

Dear Ms. Jett:
I am in receipt of your telephone call placed to my work office number and would prefer to communicate by email as I am a field representative it makes it easier to respond.
Thank you.

Marti Harris
Labor Relations Representative
Calif. School Employees Association
10211 Trademark Street, # A
Rancho Cucamonga, CA 91730
909 466-2997